EXHIBIT 99.1

ITEMIZED LIST OF ESTIMATED EXPENSES INCURRED OR BORNE BY OR FOR THE ACCOUNT OF HUNGARY IN CONNECTION WITH THE SALE OF THE 7.625% NOTES DUE 2041

The following are the estimated expenses incurred or borne by Hungary in connection with the issuance and distribution of the Notes.

Registration Fee for the 2041 Notes *	US$	55,000
Printing Expenses	US$	7,000
Miscellaneous Expenses	US$	113,000
TOTAL	US$	175,000

*Previously paid.